RESIDENT PARTNERS:

PEGGY P. Y. CHEUNG

PHILLIP GEORGIOU

JOELLE S. L. LAU

ANITA P. F. LEUNG

CHIANG LING LI

GRAHAM LIM

BENJAMIN MCQUHAE

SCOTT D. PETERMAN

CHRISTOPHER SWIFT

MICHELLE TAYLOR

ROBERT THOMSON

REGISTERED FOREIGN LAWYERS:

MICHAEL ARRUDA (California, USA)

HAIFENG HUANG (New York, USA)

CHRISTINE KIM (New York, USA)

JULIAN LIN (California, USA)

MARIA PEDERSEN (New York and District of Columbia, USA)

NON-RESIDENT PARTNER:

SEBASTIEN EVRARD

JONES DAY SOLICITORS AND INTERNATIONAL LAWYERS 31ST FLOOR, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG	TELEPHONE: (852) 2526-6895 FACSIMILE : (852) 2868-5871

August 14, 2015

Via EDGAR and Overnight Courier

Office of Merger and Acquisition

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:

Ms. Christina Chalk

Senior Special Counsel

Re:	Nam Tai Property Inc.
Schedule TO-I filed August 3, 2015
File No. 5-46775

Dear Ms. Chalk:

Nam Tai Property Inc. (the “Company”) has requested us to respond to the Staff’s Comment Letter dated August 6, 2015.

The numbered paragraphs below correspond to the numbered paragraphs in the Staff’s Comment Letter, which have been retyped herein in bold for your ease of reference. Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Purchase filed as Exhibit (a)(1)(i) to the Company’s Schedule TO filed on August 3, 2015, as amended.

The Company has revised the Schedule TO in response to the Staff’s comments and is filing concurrently with this letter an amendment (the “Amendment”) to the Schedule TO that reflects these revisions. A copy of the Amendment has been included with the copies of this response letter delivered to you via overnight courier.

ALKHOBAR   •   AMSTERDAM  •  ATLANTA   •   BEIJING   •   BOSTON   •   BRUSSELS   •   CHICAGO   •   CLEVELAND   •   COLUMBUS   •   DALLAS   •   DUBAI   •   DÜSSELDORF  •  FRANKFURT   •   HONG KONG   •   HOUSTON   •   IRVINE   •   JEDDAH   •   LONDON   •   LOS ANGELES   •   MADRID   •   MEXICO CITY   •   MILAN   •   MOSCOW   •   MUNICH   •   NEW YORK   •   PARIS   •   PITTSBURGH   •   RIYADH   •   SAN DIEGO   •   SAN FRANCISCO   •   SAO PAULO   •   SHANGHAI   •   SILICON VALLEY   •   SINGAPORE   •   SYDNEY   •   TAIPEI   •   TOKYO   •  WASHINGTON

August 14, 2015 Page 2 of 4	JONES DAY

Schedule TO-I – Item 10. Financial Statements

1	In your response letter, explain your determination that pro forma financial statements are not material pursuant to Item 1010(b) of Regulation M-A. In this regard, we note that you are tendering for up to 37.9% of your outstanding common pursuant to this issuer tender offer and that you may draw down on your credit facility to pay for tendered shares.

The Company respectfully submits that it has sufficient cash and cash equivalent to fund this Tender Offer. As disclosed in the Schedule TO, the use of its U.S. dollar credit facility is to expedite foreign currency conversion as most of the Company’s available cash are denominated in Renminbi. The Company does not believe a pro forma financial statement is warranted in this case because it has sufficient cash and cash equivalent to fund the Tender Offer, save for the use of U.S. dollar credit facility for the immediate payment of the tendered shares in U.S. dollars.

Furthermore, as discussed more fully below, as of the time of this response letter, the Company has received confirmation from all of its directors and executive officers that they do not intend to tender their shares. As the Tender Offer is not condition on a minimum number of shares tendered, following the confirmation from the directors and executive officers, the Company believes the expected number of shares to be tendered is likely to constitute a much smaller percentage of commons shares outstanding.

Item 13. Schedule 13E-3

2	Provide your analysis as to whether this is the first step in a series of transactions reasonably likely to result in a going-private effect. See Rule 13e-3(a)(3). We note that the Company completed another issuer tender offer in June of this year and this offer is for almost 40% of your outstanding shares. While we are aware that this offer is conditioned on the lack of a “going private effect” as a direct result of this offer, Rule 13e-3 is implicated when a series of transactions have such an effect.

The Company respectfully submits that this tender offer is not a step in a series of transactions intending to effect a going-private transaction. The Company has confirmed with each of its directors and executive officers that none of them intends, or is in discussion with a third party, to effect a going-private transaction. In addition, the Company has also received confirmation that none of its directors and executive officers intends to tender his or her shares in the Company.

Such confirmation has been reflected in the Amendment to the Schedule TO filed concurrently herewith.

Exhibit (a)(1)(A) - Offer to Purchase – What is the Purpose of the Tender Offer?, page 1

3	Expand the discussions of the reasons for the offer by discussing the “variety of alternatives” the Board considered and rejected in favor of this tender offer. Your expanded discussion should address the reasons for the high percentage of shares being sought in the offer and why the Board chose to pursue a second tender offer a short time after your last issuer tender offer terminated.

August 14, 2015 Page 3 of 4	JONES DAY

As previously disclosed by the Company, the Company believes there is a divergence between its current share price and the value of its land holdings, which is booked at their historical acquisition costs, the value of which may not be unlocked until the Company completes its land development projects. After taking into account the necessary capital expenditures for the land development projects, the Company believes the best way to return shareholder value to its investors may be through a tender offer that permits certain investors to exit immediately, while the remaining investors would enjoy a larger percentage of ownership interest in the Company as the number of shares outstanding decreases.

The Company initiated a round of tender offer on April 28, 2015. After receiving a favorable turn out, the Board reconvened to evaluate its financial position again and initiated this round of tender offer on August 3, 2015.

Amendment to the Schedule TO includes addition disclosure to this effect under the heading “What is the purpose of the Tender Offer?” on page 1 of the Offer to Purchase.

4	In an appropriate section of the Offer to Purchase, provide the disclosure required by Item 1006(a) – (c) of Regulation M-A.

The Company respectfully advises the Staff that the Amendment has so revised the disclosure under the heading “Following the Tender Offer, will the Company continue as a public company” on page 2 of the Offer to Purchase.

Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares, page 21

5	State whether officers and directors of the Company intend to tender into the offer. See Item 1004(b) of Regulation M-A. In this regard, we note that officers and directors own 32.9% of your outstanding common shares.

None of the directors and executive officers of the Company intends to tender. The Company respectfully advises the Staff that the Amendment has so revised the disclosure under the heading “Do the directors and executive officers of the Company intend to tender their shares in the Tender Offer?” on page 5 of the Offer to Purchase.

Extension of the Tender Offer; Termination; Amendment, page 27

6	Revise the second sentence in this section to clarify that you may not terminate the offer if one of the listed offer conditions has not been “triggered.”

The Company respectfully advises the Staff that the Amendment has so revised the disclosure under the heading “Extension of the Tender Offer; Termination; Amendment” on page 27 of the Offer to Purchase.

Miscellaneous, page 28

7	We note the disclosure here that tenders may not be accepted from or on behalf of shareholders in certain jurisdictions. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. While an offer need not be made into certain countries where doing so would be illegal, you may not refuse to accept tenders from holders in certain jurisdictions. Please revise or advise.

August 14, 2015 Page 4 of 4	JONES DAY

The Company respectfully advises the Staff that the Amendment has so revised the disclosure under the heading “Miscellaneous” on page 28 of the Offer to Purchase.

* * * * *

In connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me by telephone at my office in Hong Kong at (852) 3189-7282 or by e-mail at JulianLin@JonesDay.com.

Very truly yours,

/s/ Julian Lin
Julian Lin

(Enclosures)

cc:	M.K. Koo – Executive Chairman
Shan-Nen Bong – Chief Financial Officer
Nam Tai Property Inc.